Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

September 6, 2023

Dear Shareholder,

You are cordially invited to attend a Special Meeting of Shareholders (the “Special Meeting”) of Steakholder Foods Ltd. (“we” or the “Company”), to be held on Wednesday, October 11, 2023 at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot, Israel 7632805.

At the Special Meeting, shareholders will vote on the matters listed in the enclosed Notice of Special Meeting of Shareholders. Our Board of Directors (“Board”) recommends a vote FOR all of the proposals listed in the Notice.

We look forward to greeting personally those shareholders who are able to be present at the Special Meeting; however, whether or not you plan to attend in person, it is important that your shares be represented. Holders of our American Depositary Shares (“ADSs”) will receive voting instruction cards either electronically or by physical mail, depending on the delivery instructions such holder has provided to its bank or broker. The voting instruction cards will be distributed by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs, and the voting instruction cards will enable them to instruct the Bank of New York Mellon on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the Notice of Special Meeting of Shareholders. Accordingly, please sign and date the voting instruction card at your earliest convenience and either submit it electronically using the instructions enclosed or mail it in the envelope provided.

Thank you for your cooperation and continued support.

Sincerely,

Yaron Kaiser
Chairman of the Board

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805 Israel | PO Box 4061, Ness Ziona 7414001 Israel

+972 73 332 2853	info@steakholderfoods.com	www.steakholderfoods.com

Steakholder Foods Ltd.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON OCTOBER 11, 2023

Notice is hereby given that a Special General Meeting of Shareholders (the “Special Meeting”) of Steakholder Foods Ltd. (“we” or the “Company”) will be held on Wednesday, October 11, 2023 at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot Israel 7632805. As always, we encourage you to vote your shares prior to the Special Meeting.

The agenda of the Special Meeting will be as follows:

1.	to approve our compensation policy;

2.	to approve the compensation payable to our current and future directors; and

3.	to approve a form of indemnification agreement for our office holders.

We know of no other matters to be submitted at the Special Meeting other than as specified herein. If any other business is properly brought before the Special Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

The foregoing proposals are described more fully in the enclosed proxy statement, which we urge you to read in its entirety.

The approval of each of the items above requires the affirmative vote of a majority of the shares (including those represented by ADSs) present, in person, by proxy or by electronic voting, and voting thereon (disregarding abstentions). The approval of Item 1 requires, in addition to such majority vote, that either (i) the shares (including those represented by ADSs) voted in favor of such proposal include a majority of the shares voted by shareholders and ADS holders (as applicable) who are not “controlling shareholders” and do not have a “personal interest” in such matter, as defined under the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law” or the “Companies Law”), or (ii) the total number of shares (including those represented by ADSs) voted by the disinterested shareholders and ADS holders (as applicable) described in clause (i) against such resolution does not exceed two percent (2%) of our aggregate voting rights.

Shareholders and holders of our ADSs of record at the close of business on the record date, August 30, 2023, are entitled to notice of and to vote at the Special Meeting. Whether or not you plan to attend the Special Meeting, it is important that your shares be represented. Accordingly, if you hold shares (whether registered in your name or in “street name”) you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Special Meeting, to revoke the proxy or to vote your ordinary shares in person. If you hold ordinary shares and you wish to attend the Special Meeting in person, you may deliver your completed proxy card in person or you may vote by completing a ballot, which will be available at the Special Meeting. If you hold ADSs (whether registered in your name or in “street name”) you will receive voting instruction cards from Bank of New York Mellon (which acts as the Depositary for the ADSs) in order to instruct your bank, broker or other nominee on how to vote, and you are kindly requested to complete, date, sign and mail the voting instruction card in the envelope provided at the earliest convenience so that it will be received no later than the date and time indicated on the voting instruction card.

Joint holders of shares should take note that all notices to be given to the shareholders shall, with respect to any share to which persons are jointly entitled, be given to whichever of such persons is named first in the Company’s Shareholder Register, and any notice so given shall be sufficient notice to the holders of such share, and furthermore, pursuant to Article 32(d) of the Articles of Association of the Company, the vote of the joint holder who is named first in the Company’s Shareholder Register, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s).

We will furnish copies of the proxy statement, the proxy card, the voting instruction card and other documents to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, which may be obtained without charge from the SEC’s website at www.sec.gov, from our website at www.steakholderfoods.com, or by directing the request to our Corporate Secretary. If applicable, valid position statements or a revised agenda will be published by way of issuing a press release or filing a Form 6-K with the SEC.

Yaron Kaiser
Chairman of the Board

Date: September 6, 2023

i

Steakholder Foods Ltd.

5 David Fikes St., Rehovot 7632805, Israel

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of record of ordinary shares or American Depositary Shares (collectively, the “Shares”) of Steakholder Foods Ltd. at the close of business on September 6, 2023, in connection with the solicitation by our Board of Directors of proxies for use at a Special General Meeting of the Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Special Meeting of Shareholders.

The Special General Meeting of the Shareholders will be held on Wednesday, October 11, 2023 at 4:00 p.m. Israel time at our executive offices at 5 David Fikes St., Rehovot Israel 7632805. As always, we encourage you to vote your shares prior to the Special Meeting.

INTRODUCTION

We are a technology company developing a suite of advanced manufacturing technologies to produce cultured meat products.

Unless indicated otherwise by the context, all references in this Proxy Statement to:

●	the “Company,” “we,” “us,” or “our” are references to Steakholder Foods Ltd. and its subsidiaries;

●	“ADSs” means our American Depositary Shares, each representing 10 ordinary shares;

●	“Articles of Association” refers to our amended and restated articles of association of July 22, 2022;

●	“Companies Law” means the Israeli Companies Law, 5759-1999;

●	“dollars,” “U.S. dollars” or “$” mean United States dollars;

●	“Special Meeting” means the Special Meeting of the Shareholders;

●	“Nasdaq” means the Nasdaq Stock Market LLC;

●	“NIS” means New Israeli Shekels, the official currency of the State of Israel;

●	“ordinary shares” means our ordinary shares, no par value; and

●	“SEC” means the United States Securities and Exchange Commission.

On September 5, 2023, the representative exchange rate between the NIS and the dollar, as published by the Bank of Israel, was NIS 3.792 to $1.00. Unless derived from our financial statements or indicated otherwise by the context, statements in this Proxy Statement that provide the dollar equivalent of NIS amounts or provide the NIS equivalent of dollar amounts are based on the exchange rate, as quoted by the Bank of Israel, as of such date.

PURPOSE OF THE SPECIAL MEETING

It is proposed that the following resolutions be adopted at the Special Meeting:

1.	to approve our compensation policy;

2.	to approve the compensation payable to our current and future directors; and

3.	to approve a form of indemnification agreement for our office holders.

RECOMMENDATION OF THE BOARD OF DIRECTORS

Our Board of Directors recommends a vote FOR each of the proposals set forth in this Proxy Statement.

VOTE REQUIRED FOR APPROVAL OF EACH PROPOSAL

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve each of the proposals set forth in this Proxy Statement.

In addition, the approval of Item No. 1 is subject to the fulfillment of one of the following additional voting requirements:

(i)	a majority of the shares that are voted at the Special Meeting in favor of the proposal, excluding abstentions, includes a majority of the votes of shareholders present and voting who are not controlling shareholders or do not have a personal interest in the approval of the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

A “controlling shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Companies Law) of the company).  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “personal interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not state whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, as applicable, your shares will not be voted for Item No. 1.

SOLICITATION OF PROXIES

General

A form of proxy for use at the Special Meeting and a return envelope for the proxy are enclosed. Shareholders may revoke the authority granted by their execution of proxies before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Special Meeting. However, if a shareholder attends the Special Meeting and does not elect to vote in person, his or her proxy will not be revoked. Unless otherwise indicated on the form of proxy, if a proxy is properly executed and received by the Company prior to the Special Meeting, Shares represented by the proxy will be voted in favor of all the matters to be presented to the Special Meeting, as described above. If a shareholder makes a specification on the form of proxy, the Shares represented thereby will be voted in accordance with such specification. On all matters considered at the Special Meeting, abstentions of a holder of Shares will be treated as neither a vote “for” nor a vote “against” the matter, although they will be counted in determining if a quorum is present. Notwithstanding the foregoing, if you do not state on the form of proxy whether or not you are a controlling shareholder or do not confirm whether or not you have personal interest, your Shares will not be voted on Item 1.

We do not believe we have a controlling shareholder as of the record date of the Special Meeting, and therefore, we believe that (other than our directors, officers and their relatives) none of our shareholders should have a personal interest in Item 1. Such shareholders should mark “YES” on the form of proxy or voting instruction form (or in their electronic submission) to confirm that they are not controlling shareholders and do not have a personal interest in the matter.

Under the terms of the Deposit Agreement among the Company and The Bank of New York Mellon, as Depositary, and the holders of the ADSs, the Depositary shall endeavor (to the extent practicable and in accordance with applicable law and the articles of association of the Company) to vote or cause to be voted the number of Shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. If no instructions are received by the Depositary from a holder of ADSs on or before the date established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the Shares.

The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares or ADSs.

Shareholder Proposals

In accordance with the Companies Law, any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Special Meeting may submit to the Company a proposed additional agenda item for the Special Meeting, to the Company’s offices, c/o the Company Secretary, at 5 David Fikes St., Rehovot 7610201, Israel, no later than September 14, 2023. To the extent that there are any additional agenda items that the board of directors determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Special Meeting, no later than September 21, 2023, which will be furnished to the SEC on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

If applicable, a revised agenda will be published by way of issuing a press release or furnishing a Form 6-K with the SEC.

The wording of the resolutions to be voted at the Special Meeting and relevant documents thereto may be inspected at the Company’s offices during normal business hours and by prior coordination with the Company Secretary (Tel: +972-73-541-2206).

REPORTING REQUIREMENTS

We are subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings are available to the public on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that we are subject to the proxy rules under the Exchange Act.

RECORD DATE; QUORUM; VOTING RIGHTS

Only shareholders of record at the close of business on September 6, 2023 will be entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. As of September 6, 2023, we had 237,007,927 issued and outstanding ordinary shares.

The quorum required at the Special Meeting consists of at least two shareholders present in person or represented by proxy, within half an hour from the time appointed for holding the meeting, who hold or represent, in the aggregate, at least 25% of our voting rights.  If the Special Meeting is adjourned for lack of a quorum, it will be adjourned to the following business day, at the same time and place (i.e. it will be adjourned to Thursday, October 12, 2023, at 4:00 p.m. Israel time), or to a different date, as shall be determined by our Board of Directors in a notice to shareholders. If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding the adjourned meeting, any one shareholder, present in person or by proxy, shall constitute a quorum.

SECURITY OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership by all shareholders who, to our knowledge, own beneficially more than 5% of our ordinary shares as of the date hereof, based on 237,007,927 ordinary shares outstanding as of the date hereof:

	Number of Ordinary Shares Beneficially Owned		Percentage of Outstanding Ordinary Shares
Shimon Cohen	12,175,320	(1)	5.1%

(1)	This information is based solely on a Schedule 13D filed with the SEC on September 22, 2022, pursuant to which Shimon Cohen reported that he is the direct and beneficial owner of 12,175,320 ordinary shares, which represents (i) 305,616 ADSs held by Mr. Cohen in his individual capacity and (ii) 437,245 ADSs, 222,068 ADSs and 252,603 ADSs held indirectly by Mr. Cohen through S.C. Ma’agarei Enosh Ltd., Reshet Bitachon Ltd. and Ma’agarim Proyektim Ltd., respectively, each of which Mr. Cohen is the sole owner, manager and shareholder. The address for Shimon Cohen is 20 Derech HaShalom, Tel Aviv, 61250 Israel.

The following table lists, as of the date hereof, the number of our ordinary shares beneficially owned by each of our directors and executive officers and our directors and executive officers as a group:

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percentage

Directors and executive officers

Arik Kaufman(2)	449,930	*

Moran Attar(3)	-	-

Dan Kozlovski(4)	133,340	*

Itamar Atzmony(2)	XXX	*

Yaron Kaiser(6)	1,551,940	*

David Gerbi(7)	216,010	*

Eli Arad(8)	164,510	*

Sari Singer(9)	168,460	*

All directors and executive officers as a group (8 persons)	2,996,690	1.7%

*	Represents beneficial ownership of less than one percent (1%).

(2)	Consists of 283,270 Ordinary Shares and options to purchase 166,660 Ordinary Shares exercisable within 60 days of the date hereof, with an exercise price of $0.519. These options expire on March 16, 2026.

(3)	Consists of options to purchase 133,340 Ordinary Shares exercisable within 60 days of the date hereof, with an exercise price of NIS 1.90 ($0.54). These options expire on August 5, 2024.

(4)	Consists of 1,435,280 Ordinary Shares based on information provided to us by Mr. Kaiser, and options to purchase 116,660 Ordinary Shares exercisable within 60 days of the date hereof, with an exercise price of $0.519. These options expire on March 16, 2026.

(5)	Consists of 96,450 Ordinary Shares, RSUs vesting into 4,490 Ordinary Shares within 60 days of the date hereof and options to purchase 114,570 Ordinary Shares within 60 days of the date hereof with an exercise price of $0.716. These options expire on July 20, 2025.

(6)	Consists of 44,950 Ordinary Shares, RSUs vesting into 4,990 Ordinary Shares within 60 days of the date hereof and options to purchase 114,570 Ordinary Shares within 60 days of the date hereof with an exercise price of $0.716. These options expire on July 20, 2025.

(7)	Consists of 44,910 Ordinary Shares, and RSUs vesting into 8,990 Ordinary Shares within 60 days of the date hereof and options to purchase 114,570 Ordinary Shares within 60 days of the date hereof with an exercise price of $0.716. These options expire on July 20, 2025.

EXECUTIVE MANAGEMENT

Pursuant to our Articles of Association, our board of directors, which is comprised of four (4) members, is classified into three classes of similar size (the “Staggered Board”). The members of each class are elected in different years, so that only approximately one-third of the board is elected in any single year. As indicated below, we currently have two directors in Class I (with a term of office expiring at Company’s annual general meeting of shareholders to be held in 2026), one director in Class II (with a term of office expiring at the Company’s annual general meeting of shareholders to be held in 2024), and one director in Class III (with a term of office expiring at the Company’s annual general meeting of shareholders to be held in 2025).

Directors

The following table and text set forth the name, age and positions of each director currently serving on our board of directors:

Name	Age	Director Class	Position	Term Expiration
Eli Arad	50	Class I	Director	2026 Annual Meeting
David Gerbi	44	Class I	Director	2026 Annual Meeting
Sari Singer	43	Class II	Director	2024 Annual Meeting
Yaron Kaiser	45	Class III	Chairman of the Board of Directors	2025 Annual Meeting

Biographies

Yaron Kaiser, Chairman of the Board of Directors

Yaron Kaiser has founded various Nasdaq- or TASE-traded foodtech companies, and has served as Chairperson of Wilk Technologies Ltd. since January 2021. Mr. Kaiser is a founding partner of the BlueSoundWaves collective since 2021, and practices law in the fields of securities, commercial and corporate law, representing numerous public companies on fundraising, IPOs, M&A, the Israel Securities Authority and corporate governance, most recently at JST & Co., Law Office, between 2010 and May 2021, and since then as a founding partner of Kaufman Kaiser Raz, Law Firm. He holds an LL.B. degree from the College of Management Academic Studies, Israel.

Eli Arad, Director

Eli Arad has served as a director since February 2018. Mr. Arad has been chief executive officer of the real-estate and life science investment company Merchavia Holdings and Investments Ltd (TASE:MRHL) since 2011. Mr. Arad has served as a director of Cleveland Diagnostics, Inc., a clinical-stage biotechnology company developing technology to improve cancer diagnostics since 2016, E.N. Shoham Business Ltd. (TASE:SHOM) since 2019, and a number of privately-held companies (Veoli Ltd., Train Pain Ltd., EFA Ltd., Nervio Ltd. and Cardiosert Ltd.). He has had leadership roles in many biomedical startup companies, and has extensive experience in all areas of financial management. Mr. Arad is a certified practicing accountant who holds a diploma in Accounting from Ramat Gan College and an Executive B.A. (Hons.) in Business Administration from the Ruppin Academic Center.

David Gerbi, Director

David Gerbi has served as a director since August 2019. Mr. Gerbi is managing partner of accounting firm Gerbi & Co., and serves as Chief Financial Officer of Israir Group Ltd. (TASE:ISRG) since 2017, Erech Finance Cahalacha Ltd. (TASE:EFNC) since 2019, Nur Ink Innovations Ltd. (TASE:NURI) since June 2021 and Bee-io Honey Ltd. (TASE:BHNY) since November 2021. Mr. Gerbi holds a B.A. in Business Administration and Accounting from the Israeli College of Management Academic Studies and an M.B.A. in Finance from Tel Aviv University.

Sari Singer, Director

Sari Singer has served as a director since March 2021. Ms. Singer has served as General Counsel and Executive Vice President at NewMed Energy LP (formerly Delek Drilling LP), the oil and gas arm of the Delek Group in Israel, and a partner in the Leviathan offshore gas field, as well as other petroleum assets offshore Israel and Cyprus, since 2012, where she has led significant strategic processes, including restructurings and complex financing rounds totaling some $7 billion in various transactions in the international and domestic markets. Ms. Singer holds an LL.B. (cum laude) from Tel Aviv University and has been a member of the Israel Bar since 2007.

Executive Officers

The following table provides information regarding our executive officers as of the date of this Proxy Statement:

Name	Age	Position
Arik Kaufman	42	Chief Executive Officer
Moran Attar	41	Vice-President, Finance
Dan Kozlovski	38	Chief Technologies Officer
Itamar Atzmony	36	Chief Engineering Officer

Arik Kaufman, Chief Executive Officer

Arik Kaufman has served as our Chief Executive Officer since January 2022. He has founded various Nasdaq- and TASE-traded foodtech companies, and currently serves as director of Wilk Technologies Ltd.  He is also a founding partner of the BlueSoundWaves collective, led by Ashton Kutcher, Guy Oseary and Effie Epstein, which recently partnered with Steakholder Foods to assist in attempting to accelerate the Company’s growth. Mr. Kaufman holds extensive personal experience in the fields of food-tech and bio-tech law, and has led and managed numerous complex commercial negotiations, as part of local and international fundraising, M&A transactions and licensing agreements. He holds a B.A. degree in Law from Reichman University (formerly the Interdisciplinary Center Hertzliya).

Moran Attar, Vice-President, Finance

Moran Attar has served as our Vice-President of Finance since May 2023. She has more than 15 years of experience as a financial advisor and accountant, including nine years as a chief financial officer of public companies traded on the Nasdaq, London and Tel Aviv Stock Exchanges, such as BGI Investments Ltd. (now Israir Group Ltd.), G Willi-Food International Ltd., Univo Pharmaceuticals Ltd., and BSD Crown Ltd., and as an executive consultant with EY Israel, a member firm of Ernst & Young. She has vast experience working in the pharma, retail, high-tech and foodtech industries, and holds a B.A. in Accounting & Economics from Ben-Gurion University of the Negev, and an M.A. in Accounting from Bar-Ilan University.

Dan Kozlovski, Chief Technologies Officer

Dan Kozlovski has served as our Chief Technologies Officer since February 2022, having previously served as our Vice President of Research & Development from August 2020 after joining us in December 2019. He specializes in R&D and product development, with expertise in three-dimensional computer-aided design. Mr. Kozlovski has more than ten years of experience working in high-technology companies in the printing market. Previously, he served as Future Platform R&D Mechanical Engineer at HP Indigo Division from June 2018 to December 2019. Mr. Kozlovski has also worked as Mechanical Team Leader at Nano Dimension Ltd. from August 2015 to June 2018. Mr. Kozlovski holds a B.Sc. degree in Mechanical Engineering from Ben Gurion University of the Negev and an Executive MBA in Technology, Innovation & Entrepreneurship Management from Tel Aviv University.

Itamar Atzmony, Chief Engineering Officer

Itamar Atzmony has served with us in various roles since May 2020, including Mechanics Team Leader, VP Engineering, and most recently Chief Engineering Officer since August 2023. He previously served as R&D Mechanical Engineer at Highcon Systems from February 2019 to February 2020, as Product Manager at Help, a company which he co-founded, between February 2018 and February 2020, and R&D Mechanical Engineer at Polygon Technologies from December 2017 until February 2019. He holds a B.Sc. degree in Mechanical Engineering from Afeka Tel Aviv Academic College of Engineering.

Compensation of Executive Officers

For information concerning the compensation earned during 2022 by our five most highly-compensated executive officers, including base salary, bonuses and equity-based compensation, please see “Management—Compensation of Executive Officers and Directors—Individual Compensation of Office Holders” in our registration statement on Form F-1/A (File No. 333-268559) filed on January 5, 2023.

ITEM 1

COMPENSATION POLICY

At the Special Meeting, shareholders will be asked to approve a new compensation policy regarding the terms of office and employment of our executive officers and directors. As required by the Companies Law, we have adopted a compensation policy regarding the terms of office and employment of our executive officers and directors. Our current compensation policy (the “Existing Compensation Policy”) became effective on March 8, 2021, following its approval by our shareholders.

Pursuant to the Companies Law, our compensation policy must be reviewed from time to time by our compensation committee of the Board (the “Compensation Committee”) and the Board, to ensure its alignment with the Company’s compensation philosophy and to consider its appropriateness for the Company. The Compensation Policy must generally be re-approved once every three years by the Board, after considering the recommendations of the Compensation Committee, and by the Company’s shareholders.

Following a review of the Existing Compensation Policy by our Compensation Committee and Board, our Compensation Committee and Board propose adopting a new compensation policy (the “Proposed Compensation Policy”), in the form attached to this Proxy Statement as Annex A.

The Proposed Compensation Policy, if approved by our shareholders, will become effective immediately following the Special Meeting, for a period of three years. If the Proposed Compensation Policy will not be approved by our shareholders, our Existing Compensation Policy will remain in full force and effect until the earlier of its expiration, on March 7, 2024, or the adoption of a new compensation policy. To the extent not approved by our shareholders at the Special Meeting, our Compensation Committee and Board may nonetheless approve the Proposed Compensation Policy, following re-discussion of the matter and for specified reasons, provided such approval is in the best interests of the Company.

The Proposed Compensation Policy is intended to incentivize individual excellence to align the interests of our office holders with the Company’s short and long-term goals and performance, and as a result, with those of our shareholders.

Pursuant to the Proposed Compensation Policy, the compensation that may be granted to an executive officer may include: base salary, annual bonuses and other cash bonuses (such as relocation/repatriation, signing and special bonuses), as well as equity-based compensation, retirement and termination of employment arrangements and other benefits. The cash bonuses that may be granted under the Proposed Compensation Policy are limited to a maximum amount linked to the executive officer’s base salary.

Under the Proposed Compensation Policy, an annual cash bonus that may be awarded to executive officers (other than the Chief Executive Officer) may be based on company, division, departmental, business unit, and individual objectives. Measurable performance objectives may be based on actual financial and operational results, personal objectives, operational objectives, project milestones objectives or investment in human capital objectives. The Company may also grant annual cash bonuses to executive officers (other than the Chief Executive Officer) on a discretionary basis.

The Proposed Compensation Policy provides that the annual bonus awarded to the Company’s Chief Executive Officer will be based on measurable performance objectives of the Company, subject to a minimum threshold. The measurable performance objectives will be determined annually by the Compensation Committee and the Board and will be based on actual financial and operational results, such as among others, revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

Similar to our Existing Compensation Policy, the equity-based compensation under the Proposed Compensation Policy for our executive officers is consistent with the underlying objectives in determining the base salary and the annual cash bonus and designed to enhance the alignment between the executive officers’ interests with the long term interests of the Company and its shareholders and to promote our retention efforts. Equity-based awards may be granted from time to time in the form of options and/or other equity-based awards, such as RSUs, in accordance with the Steakholder Foods Ltd. 2022 Share Incentive Plan as may be updated from time to time, will be structured to vest over several years in order to align such executive officers incentives with longer-term strategic plans of the Company, and will be individually determined and awarded according to the performance, role and the personal responsibilities of the relevant executive officer.

Under the Proposed Compensation Policy our executive officers may be granted with several cash and equity benefits upon or in connection with “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the executive officer is terminated or adversely adjusted in a material way. Our executive officers also may be granted with a non-compete grant upon the termination of their employment, the terms and conditions of which shall be decided by the Board.

The Proposed Compensation Policy contains compensation recovery (Clawback) provisions in the event of accounting restatement, which would allow the Company, under certain conditions, to recover bonuses or performance-based equity paid in excess of what would have been paid under the financial statements, as restated. The Proposed Compensation Policy also contains provisions that would enable our Chief Executive Officer to approve any immaterial change in the terms of employment of other executive officers (provided that the changes of the terms of employment are in accordance with the Proposed Compensation Policy) and would allow the Company to exculpate, indemnify and insure our executive officers and directors subject to certain updated limitations set forth in the Proposed Compensation Policy.

The Proposed Compensation Policy also governs the compensation of our Board members and provides that our non-employee directors may be entitled to an annual cash fee retainer, up to the limits set forth in the Proposed Compensation Policy. Our chairperson may also be entitled to an annual cash fee and annual bonus limited to a maximum amount as set forth in the Proposed Compensation Policy. In special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal cash fee retainer amount allowed in the Proposed Compensation Policy, subject to the approval of the Company’s shareholders as required under the Companies Law.

Under the Proposed Compensation Policy, our non-executive directors and our chairperson may also be awarded annual equity-based compensation up to the applicable limits set forth in the Proposed Compensation Policy, as shall be determined from time to time and approved by the Compensation Committee, the Board and the Company’s shareholders, which will be subject to a vesting schedule over several years. In addition, our directors will be entitled to reimbursement of expenses incurred in the performance of their duties to the Company.

The foregoing overview is qualified in its entirety by reference to the full text of the Proposed Compensation Policy, which is attached as Annex A hereto.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, to approve the compensation policy for the Company’s officers and directors, as detailed in the Proxy Statement.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 2

COMPENSATION PAYABLE TO OUR CURRENT AND FUTURE DIRECTORS

Background

At the Special Meeting, you will be asked to approve the compensation described below to be paid to our directors Mr. Eli Arad, Mr. David Gerbi and Ms. Sari Singer, who are neither the Chairman of our Board of Directors nor executive directors, as well as to any additional non-executive director appointed to our Board in the future. Under the Companies Law, the terms of compensation of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as the Company, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders. On August 28, 2023, our Compensation Committee recommended, and on August 30, 2023, our Board of Directors found that the following proposed compensation terms comply with the terms of the Existing Compensation and Proposed Compensation Policy, proposed for approval in Item 1, and approved these compensation terms, subject to approval by a general meeting of our shareholders.

We propose to pay the aforementioned directors the following compensation, with the cash portion of the compensation to be paid in four equal, quarterly installments, as of the date:

●	An annual fee of $45,000 for each director;

●	An annual fee of $5,000 for each director who serves on one or more committees of our board of directors, regardless of number of committees or position in each;

●	Following their waiver of any unvested options and restricted share units (RSUs), an allocation of RSUs to each of Eli Arad, David Gerbi and Sari Singer, each vesting into 1,277,040 ordinary shares (currently equivalent to 127,704 ADSs), with a total value each of $150,000 ($50,000 per annum) based on the average closing price of our ADSs on the Nasdaq during the month prior to the approval of our Board of this allocation, vesting over three years (1/12 of the total at the end of each quarter) with no purchase price, and issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.

In addition, we propose to pay any future non-executive director the following compensation, with the cash portion of the compensation to be paid in four equal, quarterly installments:

●	An annual fee of $45,000 for each director;

●	An annual fee of $5,000 for each director who serves on one or more committees of our board of directors, regardless of number of committees or position in each;

●	An allocation of restricted share units (RSUs) to each director vesting into ordinary shares with a value of $150,000 ($50,000 per annum) in an amount to be approved by our Board of Directors based on the average closing price of our ADSs on Nasdaq during the month prior to approval, vesting over three years (1/12) of the total at the end of each quarter) with no exercise price. RSUs issued to U.S.-resident directors shall be non-qualified, while options issued to Israel-resident directors shall be issued under the Capital Gains tax track pursuant to Section 102 of the Israeli Income Tax Ordinance (New Version), 1961.

Our Compensation Committee and Board of Directors noted in their approval of the proposed compensation that such compensation is intended to compensate the directors for their services and their contributions to our development. The Compensation Committee and Board of Directors further noted that the proposed compensation terms are reasonable taking into consideration, among other things, the need to attract highly-qualified directors, the amount of time and effort required of our directors and the compensation paid by similar companies. When considering the proposed amendment to the equity-based compensation paid to our directors, the compensation committee and the Board considered numerous factors, including a comprehensive benchmark analysis of compensation policy terms of 18 peer companies prepared by an independent compensation advisor, Compvision. Such survey included Israeli dual listed companies and Israeli companies listed in the U.S. and indicated that the terms of the proposed equity-based compensation are in line with market practices. Our compensation committee and board believe that by approving the proposed amendments to the compensation of our directors, we will be better positioned to hire, retain and motivate leading candidates in our industry to serve as members of our board of directors. In light of all of the above, the Compensation Committee and Board of Directors stated that they believe that the proposed director compensation is in the best interests of the Company. In the event this proposal is not approved by our shareholders, the current compensation arrangements for our directors will continue in effect.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, to approve the compensation to be paid to our current and future directors, as described in the Proxy Statement.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

ITEM 3

APPROVAL OF FORM OF INDEMNIFICATION AGREEMENT FOR OFFICE HOLDERS OF THE COMPANY

Background

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our “office holders” (as defined by the Companies Law), subject to certain conditions and limitations. In the past, our shareholders have approved entering into indemnification letters with all of our directors.

Our Compensation Committee and Board of Directors have deemed it advisable and in the best interest of the Company: (i) to undertake to indemnify its current and future Office Holders and grant them an exemption, as provided in and subject to the terms and provisions of the indemnification agreement, in the form attached hereto as Annex B, or the Indemnification Agreement; and (ii) to set the maximum amounts of indemnification as specified in the Indemnification Agreement.

Additionally, our Compensation Committee and Board of Directors believe that approval of the form of Indemnification Agreement is in the best interests of our shareholders, as it will enable the combined company to attract and retain highly qualified directors and officers. Our Board of Directors has further determined that based on the ongoing and planned activity to be performed by the Company, the events listed in the Indemnification Agreement are reasonably anticipated, and that the amounts stated in the Indemnification Agreement are reasonable.

In light of the foregoing, our Compensation Committee and Board of Directors recommended that the shareholders approve the form of indemnification agreement for directors and officers of the Company, attached as Annex B to this Proxy Statement, effective upon the close of the Special Meeting, and authorize the execution and delivery of such indemnification agreement with all office holders of the Company to be in office immediately following the close of the Special Meeting or thereafter elected or appointed as an office holder of the Company.

Under the Companies Law, the adoption of the proposed resolution requires the approval of the compensation committee, board of directors and shareholders, in that order.

The Proposed Resolution

It is proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, to approve the form of indemnification agreement, as described in the Proxy Statement and as attached as Annex B to the Proxy Statement.”

Required Vote

See “Vote Required for Approval of Each Proposal” above.

The Board recommends a vote FOR approval of the foregoing proposed resolution.

OTHER MATTERS

The Board currently knows of no other business to be transacted at the Special Meeting, other than as set forth in the Notice of Special Meeting of Shareholders; but, if any other matter is properly presented at the Special Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

Yaron Kaiser
Chairman of the Board

Date: September 6, 2023

Annex A

COMPENSATION POLICY

STEAKHOLDER FOODS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted on [_____], 2023)

A. Overview and Objectives

1.	Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Steakholder Foods Ltd. (“Steakholder Foods” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

Compensation is a key component of Steakholder Foods’ overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Steakholder Foods’ value and otherwise assist Steakholder Foods to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Steakholder Foods’ goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Steakholder Foods’ directors.

This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Steakholder Foods’ Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Steakholder Foods (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.	Objectives

Steakholder Foods’ objectives and goals in setting this Policy are to attract, motivate and retain experienced and talented leaders who will contribute to Steakholder Foods’ success and enhance shareholder value, while demonstrating professionalism in an achievement-oriented and merit-based culture that rewards long-term excellence, and embedding and modeling Steakholder Foods’ core values as part of a motivated behavior. To that end, this Policy is designed, among other things:

2.1.	To closely align the interests of the Executive Officers with those of Steakholder Foods’ shareholders in order to enhance shareholder value;

2.2.	To align a significant portion of the Executive Officers’ compensation with Steakholder Foods’ short and long-term goals and performance;

2.3.	To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.	To strengthen the retention and the motivation of Executive Officers in the long-term;

2.5.	To provide appropriate awards in order to incentivize superior individual excellence and corporate performance; and

2.6.	To maintain consistency in the way Executive Officers are compensated.

Annex A-1

3.	Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.	Base salary;

3.2.	Benefits;

3.3.	Cash bonuses;

3.4.	Equity based compensation;

3.5.	Change of control provisions; and

3.6.	Retirement and termination terms.

4.	Overall Compensation - Ratio Between Fixed and Variable Compensation

4.1.	This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Steakholder Foods’ short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.	The total annual target bonus and equity-based compensation per vesting annum (based on the fair market value at the time of grant calculated on a linear basis) of each Executive Officer shall not exceed 95% of such Executive Officer’s total compensation package for such year.

5.	Inter-Company Compensation Ratio

5.1.	In the process of drafting this Policy, Steakholder Foods’ Board and Compensation Committee have examined the ratio between employer cost associated with the engagement of the Executive Officers, including directors, and the average and median employer cost associated with the engagement of Steakholder Foods’ other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.	The possible ramifications of the Ratio on the daily working environment in Steakholder Foods were examined and will continue to be examined by Steakholder Foods from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Steakholder Foods.

B. Base Salary and Benefits

6.	Base Salary

6.1.	A base salary provides stable compensation to Executive Officers and allows Steakholder Foods to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, corporate role, business responsibilities and past performance of each Executive Officer.

6.2.	Since a competitive base salary is essential to Steakholder Foods’ ability to attract and retain highly skilled professionals, Steakholder Foods will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in sectors that are as much as possible similar in their characteristics to Steakholder Foods the list of which shall be reviewed and approved by the Compensation Committee. To that end, Steakholder Foods shall utilize comparative market data and practices as a reference, including a survey comparing and analyzing the level of the overall compensation package offered to an Executive Officer of the Company with compensation packages for persons serving in similar positions (to that of the relevant officer) in the peer group. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.	The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment will be similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment. Any limitation herein based on the annual base salary shall be calculated based on the monthly base salary applicable at the time of consideration of the respective grant or benefit.

Annex A-2

7.	Benefits

7.1.	The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.	Vacation days in accordance with market practice;

7.1.2.	Sick days in accordance with market practice;

7.1.3.	Convalescence pay according to applicable law;

7.1.4.	Monthly remuneration for a study fund, as allowed by applicable law and with reference to Steakholder Foods’ practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.	Steakholder Foods shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Steakholder Foods’ policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.	Steakholder Foods shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Steakholder Foods’ policies and procedures and to the practice in peer group companies.

7.2.	Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.	In the events of relocation and/or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in the cost of living. Such benefits may include reimbursement for one-time out-of-pocket payments and other ongoing expenses, such as a housing allowance, a car allowance, home leave visit, etc.

7.4.	Steakholder Foods may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of car related expenses and business travel including a daily stipend when traveling and other business related expenses, insurances (including private health insurance and screening tests), other benefits (such as meals in the office, newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Steakholder Foods’ policies and procedures.

C. Cash Bonuses

8.	Annual Cash Bonuses - The Objective

8.1.	Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Steakholder Foods’ objectives and business goals.

Therefore, annual cash bonuses will reflect a pay-for-performance element, with payout eligibility and levels determined based on actual financial and operational results, in addition to other factors the Compensation Committee may determine, including individual performance.

8.2.	An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodical objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) for each fiscal year, or in connection with such officer’s engagement, in case of newly hired Executive Officers, taking into account Steakholder Foods’ short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each fiscal year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Steakholder Foods’ business environment, a significant organizational change, significant merger and acquisition events, etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weight during the fiscal year, or may modify payouts following the conclusion of the year.

Annex A-3

8.3.	In the event that the employment of an Executive Officer is terminated prior to the end of a fiscal year, the Company may (but shall not be obligated to) pay such Executive Officer an annual cash bonus (which may or may not be pro-rated) assuming the Executive Officer is otherwise entitled to an annual cash bonus.

8.4.	The actual annual cash bonus to be paid to Executive Officers shall be approved by the Compensation Committee and the Board.

9.	Annual Cash Bonuses—The Formula

Executive Officers other than the CEO

9.1.	The performance objectives for the annual cash bonus of Steakholder Foods’ Executive Officers, other than the chief executive officer (the “CEO”), may be approved by Steakholder Foods’ CEO (in lieu of the Compensation Committee) and may be based on company and individual objectives. Measurable performance objectives will include the objectives and the weight to be assigned to each achievement in the overall evaluation, and will be based on actual results. The Company may also grant annual cash bonuses to Steakholder Foods’ Executive Officers, other than the CEO, on a discretionary basis.

9.2.	The target annual cash bonus (not including any commissions in the case of Commission-Based Executive Officers (as defined below)) that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 100% of such Executive Officer’s annual base salary.

9.3.	The maximum annual cash bonus, (not including any commissions in the case of Commission-Based Executive Officers (as defined below)), including for overachievement performance, that an Executive Officer, other than the CEO, will be entitled to receive for any given fiscal year, will not exceed 200% of such Executive Officer’s annual base salary.

9.4.	The annual commissions that any Executive Officer in a role with the Company which the Compensation Committee and the Board determine should be compensated in the form of commissions (collectively, the “Commission-Based Executive Officers”) will not exceed 20% of the Company’s revenue for such given fiscal year.

CEO

9.5.	The annual cash bonus of Steakholder Foods’ CEO will be mainly based on measurable performance objectives and subject to minimum thresholds as provided in Section 8.2 above. Such measurable performance objectives will be determined annually by Steakholder Foods’ Compensation Committee (and, if required by law, by Steakholder Foods’ Board) and will be based on company and personal objectives. These measurable performance objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as (by way of example and not by way of limitation) revenues, sales, operating income, cash flow or the Company’s annual operating plan and long-term plan.

9.6.	The less significant part of the annual cash bonus granted to Steakholder Foods’ CEO, and in any event not more than 40% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

Annex A-4

9.7.	The target annual cash bonus that the CEO will be entitled to receive for any given fiscal year, will not exceed 100% of his or her annual base salary.

9.8.	The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given fiscal year, will not exceed 200% of his or her annual base salary.

10.	Other Bonuses

10.1.	Special Bonus. Steakholder Foods may grant its Executive Officers a special bonus as an award for special achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances, or special recognition in case of retirement) or as a retention award at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). Any such Special Bonus will not exceed 200 % of the Executive Officer’s annual base salary. A Special Bonus can be paid, in whole or in part, in equity in lieu of cash and the value of any such equity component of a Special Bonus shall be determined in accordance with Section 13.3 below.

10.2.	Signing Bonus. Steakholder Foods may grant a newly recruited Executive Officer a signing bonus. Any such signing bonus shall be granted and determined at the CEO’s discretion for Executive Officers other than the CEO (and in the CEO’s case, at the Compensation Committee’s and the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). Any such Signing Bonus will not exceed 100 % of the Executive Officer’s annual base salary.

10.3.	Relocation/ Repatriation Bonus. Steakholder Foods may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). Any such Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100 % of the Executive Officer’s annual base salary.

11.	Compensation Recovery (“Clawback”)

11.1.	In the event of an accounting restatement, Steakholder Foods shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation in the amount in accordance with the clawback policy adopted by the Company from time to time under the applicable stock exchange rules.

11.3.	Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities laws or a separate contractual obligation.

D. Equity Based Compensation

12.	The Objective

12.1.	The equity-based compensation for Steakholder Foods’ Executive Officers will be designed in a manner consistent with the underlying objectives of the Company in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Steakholder Foods and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2.	The equity-based compensation offered by Steakholder Foods is intended to be in the form of share options and/or other equity-based awards, such as restricted shares, RSUs or performance stock units, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3.	All equity-based incentives granted to Executive Officers (other than bonuses paid in equity in lieu of cash) shall normally be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement or in a specific compensation plan approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest based on time, gradually over a period of at least 2-4 years, or based on performance. The exercise price of options shall be determined in accordance with Steakholder Foods’ policies, the main terms of which shall be disclosed in the annual report of Steakholder Foods.

Annex A-5

12.4.	All other terms of the equity awards shall be in accordance with Steakholder Foods’ incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

13.	General Guidelines for the Grant of Awards

13.1.	The equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, corporate role and the personal responsibilities of the Executive Officer.

13.2.	In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and the Board shall consider the factors specified in Section 13.1 above, and in any event, the total fair market value of an annual equity-based compensation award at the time of grant (not including bonuses paid in equity in lieu of cash) shall not exceed: (i) with respect to the CEO - 325% of his or her annual base salary; and (ii) with respect to each of the other Executive Officers - 215% of his or her annual base salary.

13.3.	The fair market value of the equity-based compensation for the Executive Officers will be determined by multiplying the number of shares underlying the grant by the market price of Steakholder Foods’ ordinary shares on or around the time of the grant or according to other acceptable valuation practices at the time of grant, in each case, as determined by the Compensation Committee and the Board.

13.4	The Company may satisfy tax withholding obligations related to equity-based compensation by net issuance, sale to cover or any other mechanism as determined by the Board from time to time.

E. Retirement and Termination of Service Arrangements

14.	Advance Notice Period

Steakholder Foods may provide an Executive Officer, on the basis of his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of his/her retirement prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Such advance notice may or may not be provided in addition to severance, provided, however, that the Compensation Committee shall take into consideration the Executive Officer’s entitlement to advance notice in establishing any entitlement to severance and vice versa.

15.	Adjustment Period

Steakholder Foods may provide an additional adjustment period of up to six (6) months to the CEO or to any other Executive Officer according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.	Additional Retirement and Termination Benefits

Steakholder Foods may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

Annex A-6

17.	Non-Compete Grant

Upon termination of employment and subject to applicable law, Steakholder Foods may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Steakholder Foods for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed 100 % of the Executive Officer’s annual base salary. The Board shall consider the existing entitlements of the Executive Officer in connection with the consideration of any non-compete grant.

18.	Limitation Retirement and Termination of Service Arrangements

The total non-statutory payments under Section 14-17 above for a given Executive Officer shall not exceed 200% of the Executive Officer’s annual base salary. The limitation under this Section 18 does not apply to benefits and payments provided under other chapters of this Policy.

F. Exculpation, Indemnification and Insurance

19.	Exculpation

Each and every Director and Executive Officer may be exempted in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care, to the fullest extent permitted by applicable law.

20.	Insurance and Indemnification

20.1.	Steakholder Foods may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Steakholder Foods all subject to applicable law and the Company’s articles of association.

20.2.	Steakholder Foods will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval of the Insurance Policy by the Compensation Committee, and the annual premium may not exceed $2 million; and

20.2.2.	The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Steakholder Foods’ exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.3.	Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Steakholder Foods shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.	The limit of liability of the insurer shall not exceed the greater of $50 million or 50% of the Company’s shareholders equity based on the most recent financial statements of the Company at the time of approval by the Compensation Committee; and

20.3.2.	The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions and that the Run-Off Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

Annex A-7

20.4.	Steakholder Foods may extend an Insurance Policy in effect to include coverage for liability pursuant to a future public offering of securities as follows:

20.4.1.	The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and that it does not materially affect the Company’s profitability, assets or liabilities.

G. Arrangements upon Change of Control

21.	The following benefits may be granted to the Executive Officers (in addition to, or in lieu of, the benefits applicable in the case of any retirement or termination of service) upon or in connection with a “Change of Control” or, where applicable, in the event of a Change of Control following which the employment of the Executive Officer is terminated or adversely adjusted in a material way:

21.1.	Acceleration of vesting of outstanding options or other equity-based awards;

21.2.	Extension of the exercise period of equity-based grants for Steakholder Foods’ Executive Officers for a period of up to one (1) year, following the date of termination of employment; and

21.3.	Up to an additional six (6) months of continued base salary and benefits following the date of termination of employment, or twelve (12) months in the case of the CEO (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period may be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4.	A cash bonus not to exceed 200% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 250% in case of the CEO.

H. Board of Directors Compensation

22.	All Steakholder Foods’ non-employee Board members may be entitled to an annual cash fee retainer of up to $60,000 (and up to $400,000 for the chairperson of Steakholder Foods’ Board or lead independent director), an annual committee membership fee retainer of up to $20,000, and an annual committee chairperson cash fee retainer of up to $25,000 (it is being clarified that the payment for the chairpersons would be in lieu of (and not in addition) to the payments referenced above for committee membership).

23.	The compensation of the Company’s external directors, if any are required and elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, as such regulations may be amended from time to time.

24.	Notwithstanding the provisions of Section 22 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximum amount allowed under Section 22.

25.	Each non-employee member of Steakholder Foods’ Board may be granted equity-based compensation. The total fair market value of a “welcome” or an annual equity-based compensation (or the per-annum component of equity-based compensation covering multiple years) at the time of grant shall not exceed $150,000 at the time of approval of the grant by the Board.

26.	All other terms of the equity awards shall be in accordance with Steakholder Foods’ incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, make modifications to such awards consistent with the terms of such incentive plans, subject to any additional approval as may be required by the Companies Law.

27.	In addition, members of Steakholder Foods’ Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

28.	The compensation (and limitations) stated under Section H will not apply to directors who serve as Executive Officers.

Annex A-8

I. Miscellaneous

29.	Nothing in this Policy shall be deemed to grant to any of Steakholder Foods’ Executive Officers, employees, directors, or any third party any right or privilege in connection with their employment by or service to the Company, nor deemed to require Steakholder Foods to provide any compensation or benefits to any person. Such rights and privileges shall be governed by applicable personal employment agreements or other separate compensation arrangements entered into between Steakholder Foods and the recipient of such compensation or benefits. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted, and is authorized to cancel or suspend a compensation package or any part of it.

30.	An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to the Company not exceeding 15 % of the Executive Officer’s annual base salary.

31.	In the event that new regulations or law amendment in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Steakholder Foods may follow such new regulations or law amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

*********************

This Policy is designed solely for the benefit of Steakholder Foods and none of the provisions thereof are intended to provide any rights or remedies to any person other than Steakholder Foods.

Annex A-9

Annex B

indemnification agreement

THIS INDEMNIFICATION AGREEMENT (the “Agreement”), dated as of __________, 202_, is entered into by and between Steakholder Foods Ltd., an Israeli company whose address is 5 David Fikes St., Rehovot, Israel (the “Company”), and the undersigned Director or Officer of the Company whose name appears on the signature page hereto officer (the “Indemnitee”).

WHEREAS,	Indemnitee is an Office Holder (“Nosse Misra”), as such term is defined in the Companies Law, 5759–1999, as amended (the “Office Holder” and the “Companies Law” respectively), of the Company;

WHEREAS,	both the Company and Indemnitee recognize the increased risk of litigation and other claims being asserted against Office Holders of companies and that highly competent persons have become more reluctant to serve corporations as directors and officers or in other capacities unless they are provided with adequate protection through insurance or adequate indemnification against inordinate risks of claims and actions against them arising out of their service to, and activities on behalf of, companies;

WHEREAS,	the Amended and Restated Articles of Association of the Company (the “Articles of Association”) authorize the Company to indemnify and advance expenses to its Office Holders and provide for insurance and exculpation to its Office Holders, in each case, to the fullest extent permitted by applicable law;

WHEREAS,	the Company has determined that (i) the increased difficulty in attracting and retaining competent persons is detrimental to the best interests of the Company’s shareholders and that the Company should act to assure such persons that there will be increased certainty of such protection in the future, and (ii) it is reasonable, prudent and necessary for the Company contractually to obligate itself to indemnify, and to advance expenses on behalf of, such persons to the fullest extent permitted by applicable law, so that they will serve or continue to serve the Company free from undue concern that they will not be so indemnified; and

WHEREAS,	in recognition of Indemnitee’s need for substantial protection against personal liability in order to assure Indemnitee’s continued service to the Company in an effective manner and, in part, in order to provide Indemnitee with specific contractual assurance that the indemnification, insurance and exculpation afforded by the Articles of Association will be available to Indemnitee, the Company wishes to undertake in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent permitted by applicable law and as set forth in this Agreement and provide for insurance and exculpation of Indemnitee as set forth in this Agreement.

NOW, THEREFORE, the parties hereto agree as follows:

1.	INDEMNIFICATION AND INSURANCE.

1.1.	The Company hereby undertakes to indemnify Indemnitee to the fullest extent permitted by applicable law for any liability and expense specified in Sections 1.1.1 through 1.1.4 below, imposed on Indemnitee due to or in connection with an act performed by such Indemnitee, either prior to or after the date hereof, in Indemnitee’s capacity as an Office Holder, including, without limitation, as a director, officer, employee, agent or fiduciary of the Company, any subsidiary thereof or any other corporation, collaboration, partnership, joint venture, trust or other enterprise, in which Indemnitee serves at any time at the request of the Company (the “Corporate Capacity”). The term “act performed in Indemnitee’s capacity as an Office Holder” shall include, without limitation, any act, omission or failure to act and any other circumstances relating to or arising from Indemnitee’s service in a Corporate Capacity. Notwithstanding the foregoing, in the event that the Office Holder is the beneficiary of an indemnification undertaking provided by a subsidiary of the Company or any other entity with respect to his or her Corporate Capacity with such subsidiary or entity, then the indemnification obligations of the Company hereunder with respect to such Corporate Capacity shall only apply to the extent that the indemnification by such subsidiary or other entity does not actually fully cover the indemnifiable liabilities and expenses relating thereto. The following shall be hereinafter referred to as “Indemnifiable Events”:

1.1.1.	Financial liability imposed on Indemnitee in favor of any person pursuant to a judgment, including a judgment rendered in the context of a settlement or an arbitrator’s award approved by a court. For purposes of Section 1 of this Agreement, the term “person” shall include, without limitation, a natural person, firm, partnership, joint venture, trust, company, corporation, limited liability entity, unincorporated organization, estate, government, municipality, or any political, governmental, regulatory or similar agency or body;

Annex B-1

1.1.2.	Reasonable Expenses (as defined below) expended by Indemnitee as a result of an investigation or any proceeding instituted against the Indemnitee by an authority that is authorized to conduct such investigation or proceeding, and that was concluded without filing an indictment against the Indemnitee and without imposing on the Indemnitee a financial liability in lieu of a criminal proceeding, or that was concluded without filing an indictment against the Indemnitee but imposing a financial liability in lieu of a criminal proceeding in an offence that does not require proof of mens rea, or in connection with a financial sanction. In this section “conclusion of a proceeding without filing an indictment in a matter in which a criminal investigation has been instigated” and “financial liability in lieu of a criminal proceeding” shall have the meaning assigned to such terms under the Companies Law, and the term “financial sanction” shall mean such term as referred to in Section 260(a)(1a) of the Companies Law;

1.1.3.	Reasonable Expenses expended by or imposed on Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in a criminal charge from which Indemnitee was acquitted or in which Indemnitee convicted of an offence that does not require proof of mens rea; and

1.1.4.	Any other event, occurrence, matter or circumstances under any law with respect to which the Company may, or will be able to, indemnify an Office Holder (including, without limitation, in accordance with Section 56h(b)(1) of the Israeli Securities Law 5728-1968 (the “Israeli Securities Law”), if applicable, and Section 50P(b)(2) of the Israeli Economic Competition Law, 5758-1988 (the “Economic Competition Law”)).

For the purpose of this Agreement, “Expenses” shall include, without limitation, legal fees and all other costs, expenses and obligations paid or incurred by Indemnitee in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to defend, be a witness in or participate in any claim, action, suit, proceeding, alternative dispute resolution mechanism, hearing, inquiry or investigation relating to any matter for which indemnification hereunder may be provided. Expenses shall be considered paid or incurred by Indemnitee at such time as Indemnitee is required to pay or incur such cost or expenses, including upon receipt of an invoice or payment demand. The Company shall pay the Expenses in accordance with the provisions of Section 1.3.

Annex B-2

1.2.	Notwithstanding anything herein to the contrary, the Company’s undertaking to indemnify the Indemnitee under Section 1.1.1 shall only be with respect to events described in Exhibit A hereto. The Board of Directors of the Company (the “Board”) has determined that the categories of events listed in Exhibit A are foreseeable in light of the operations of the Company. The maximum amount of indemnification payable by the Company under Section 1.1.1 with respect to the specific events described in Exhibit A during any period of five years, shall be as set forth in Exhibit A hereto (the “Limit Amount”). If the Company undertook to indemnify multiple persons under agreements similar to this Agreement (the “Indemnifiable Persons”) the Limit Amount for the five year period commencing on the closing of the first issuance and sale of the Company’s ordinary shares to the public, pursuant to an effective registration statement under the United States Securities Act 1933, as amended, or the securities law of any other jurisdiction, and for every subsequent five year period, shall apply to all Indemnifiable Persons, in the aggregate, and if the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all Indemnifiable Persons during the relevant five year period, then such amount shall be allocated to such Indemnifiable Persons pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such Indemnifiable Persons. The Limit Amount payable by the Company as described in Exhibit A is deemed by the Company to be reasonable in light of the circumstances. The indemnification provided under Section 1.1.1 herein shall not be subject to the limitations imposed by this Section 1.2 and Exhibit A if and to the extent such limits do not or are no longer required by the Companies Law.

1.3.	If so requested by Indemnitee in writing, and subject to the Company’s repayment and reimbursements rights set forth in Sections 3 and 5 below, the Company shall pay amounts to cover Indemnitee’s Expenses with respect to which Indemnitee is entitled to be indemnified under Section 1.1 above, as and when incurred. The payments of such amounts shall be made by the Company directly to the Indemnitee’s legal and other advisors, as soon as practicable, but in any event no later than fifteen (15) days after written demand by such Indemnitee therefor to the Company, and any such payment shall be deemed to constitute indemnification hereunder. As part of the aforementioned undertaking, the Company will make available to Indemnitee any security or guarantee that Indemnitee may be required to post in accordance with an interim decision given by a court, governmental or administrative body, or an arbitrator, including for the purpose of substituting liens imposed on Indemnitee’s assets.

1.4.	The Company’s obligation to indemnify Indemnitee and advance Expenses in accordance with this Agreement shall be for such period (the “Indemnification Period”) as Indemnitee shall be subject to any actual, possible or threatened claim, action, suit, demand or proceeding or any inquiry or investigation, whether civil, criminal or investigative, arising out of the Indemnitee’s service in the Corporate Capacity as described in Section 1.1 above, whether or not Indemnitee is still serving in such position.

1.5.	The Company undertakes that, subject to the mandatory limitations under applicable law, as long as it may be obligated to provide indemnification and advance Expenses under this Agreement, the Company will purchase and maintain in effect directors and officers liability insurance, which will include coverage for the benefit of the Indemnitee, providing coverage in amounts as reasonably determined by the Board; provided that, the Company shall have no obligation to obtain or maintain directors and officers insurance policy if the Company determines in good faith that such insurance is not reasonably available, the premium costs for such insurance are disproportionate to the amount of coverage provided, or the coverage provided by such insurance is so limited by exclusions that it provides an insufficient benefit. The Company hereby undertakes to notify the Indemnitee 30 days prior to the expiration or termination of the directors and officers liability insurance.

1.6.	The Company undertakes to give prompt written notice of the commencement of any claim hereunder to the insurers in accordance with the procedures set forth in each of the policies. The Company shall thereafter diligently take all actions reasonably necessary under the circumstances to cause such insurers to pay, on behalf of Indemnitee, all amounts payable as a result of such action, suit, proceeding, inquiry or investigation in accordance with the terms of such policies. The above shall not derogate from Company’s authority to freely negotiate or reach any compromise with the insurer which is reasonable at the Company’s sole discretion provided that the Company shall act in good faith and in a diligent manner.

Annex B-3

2.	SPECIFIC LIMITATIONS ON INDEMNIFICATION.

Notwithstanding anything to the contrary in this Agreement, the Company shall not indemnify or advance Expenses to Indemnitee with respect to (i) any act, event or circumstance with respect to which it is prohibited to do so under applicable law, or (ii) a counter claim made by the Company or in its name in connection with a claim against the Company filed by the Indemnitee.

3.	REPAYMENT OF EXPENSES.

3.1.	In the event that the Company provides or is required to provide indemnification with respect to Expenses hereunder and at any time thereafter the Company determines, based on advice from its legal counsel, that the Indemnitee was not entitled to such payments, the amounts so indemnified by the Company will be promptly repaid by Indemnitee, unless the Indemnitee disputes the Company’s determination, in which case the Indemnitee’s obligation to repay to the Company shall be postponed until such dispute is resolved.

3.2.	Indemnitee’s obligation to repay to the Company for any Expenses or other sums paid hereunder shall be deemed as a loan given to Indemnitee by the Company subject to the minimum interest rate prescribed by Section 3(9) of the Income Tax Ordinance [New Version], 1961, or any other legislation replacing it, which is not considered a taxable benefit.

4.	SUBROGATION.

In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all documents required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.

5.	REIMBURSEMENT.

The Company shall not be liable under this Agreement to make any payment in connection with any Indemnifiable Event to the extent Indemnitee has otherwise actually received payment under any insurance policy or otherwise (without any obligation of Indemnitee to repay any such amount) of the amounts otherwise indemnifiable hereunder. Any amounts paid to Indemnitee under such insurance policy or otherwise after the Company has indemnified Indemnitee for such liability or Expense shall be repaid to the Company promptly upon receipt by Indemnitee, in accordance with the terms set forth in Section 3.2.

The Company hereby acknowledges that the Indemnitee has now or may have in the future certain rights to indemnification, advancement of expenses and/or insurance provided by third parties (the “Third Party Indemnitor”), and the Company hereby agrees (i) that the Company is the indemnitor of first resort (i.e., its obligations to the Indemnitee are primary and any obligation of any Third Party Indemnitor to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the Indemnitee are secondary), (ii) it shall be required to advance the full amount of expenses incurred by the Indemnitee and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the fullest extent legally permitted and as required by the terms of this Agreement and/or the Articles (or any other agreement between the Company and the Indemnitee), without regard to any rights the Indemnitee may have against the Third Party Indemnitors, and (iii) that it irrevocably waives, relinquishes and releases any Third Party Indemnitor from any and all claims against any Third Party Indemnitor for contribution, subrogation or any other recovery of any kind of respect of the subject matters of this Agreement. Without altering or expanding any of the Company’s indemnification obligations hereunder, the Company further agrees that no advancement or payment by any Third Party Indemnitor on the Indemnitee’s behalf with respect to any claim for which Indemnitee has sought indemnification from the Company shall affect the foregoing and any Third Party Indemnitor shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of the Indemnitee against the Company. The Company and the Indemnitee agree that the Third Party Indemnitors are express third party beneficiaries of the terms of this Section 5.

Annex B-4

6.	EFFECTIVENESS.

The Company represents and warrants that this Agreement is valid, binding and enforceable in accordance with its terms and was duly adopted and approved by the Company, and shall be in full force and effect immediately upon its execution.

7.	NOTIFICATION AND DEFENSE OF CLAIM.

Indemnitee shall notify the Company of the commencement of any action, suit or proceeding, and of the receipt of any notice or threat that any such legal proceeding has been or shall or may be initiated against Indemnitee (including any proceedings by or against the Company and any subsidiary thereof), promptly upon Indemnitee first becoming so aware; but the omission so to notify the Company will not relieve the Company from any liability which it may have to Indemnitee under this Agreement unless and to the extent that such failure to provide notice prejudices the Company’s ability to defend such action. Notice to the Company shall be directed to the Chief Executive Officer or Chief Financial Officer of the Company at the address shown in the preamble to this Agreement (or such other address as the Company shall designate in writing to Indemnitee). With respect to any such action, suit or proceeding as to which Indemnitee notifies the Company of the commencement thereof and without derogating from Sections 1.1 and 2:

7.1.	The Company will be entitled to participate therein at its own expense.

7.2.	Except as otherwise provided below, the Company, alone or jointly with any other indemnifying party similarly notified, will be entitled to assume the defense thereof, with counsel selected by the Company. Indemnitee shall have the right to employ his or her own counsel in such action, suit or proceeding, but the fees and expenses of such counsel incurred after notice from the Company of its assumption of the defense thereof shall be at the expense of Indemnitee, unless: (i) the employment of counsel by Indemnitee has been authorized in writing by the Company; (ii) the Company, in good faith, reasonably concluded that there may be a conflict of interest between the Company and Indemnitee in the conduct of the defense of such action; or (iii) the Company has not in fact employed counsel to assume the defense of such action within reasonable time, in which cases the reasonable fees and expenses of Indemnitee’s counsel shall be at the expense of the Company. The Company shall not be entitled to assume the defense of any action, suit or proceeding brought by or on behalf of the Company or as to which Indemnitee and the Company shall have reached the conclusion specified in (ii) above.

7.3.	The Company shall not be liable to indemnify Indemnitee under this Agreement for any amounts or expenses paid in connection with a settlement of any action, claim or otherwise, effected without the Company’s prior written consent.

7.4.	The Company shall have the right to conduct the defense as it sees fit in its sole discretion (provided that the Company shall conduct the defense in good faith and in a diligent manner), including the right to settle or compromise any claim or to consent to the entry of any judgment against Indemnitee without the consent of the Indemnitee, provided that, the amount of such settlement, compromise or judgment does not exceed the Limit Amount (if applicable) and is fully indemnifiable pursuant to this Agreement (subject to Section 1.2 of this Agreement) and/or applicable law, and any such settlement, compromise or judgment does not impose any penalty or limitation on Indemnitee without the Indemnitee’s prior written consent. The Indemnitee’s consent shall not be required if the settlement includes a complete release of Indemnitee, does not contain any admission of wrong-doing by Indemnitee, and includes monetary sanctions only as provided above. In the case of criminal proceedings the Company and/or its legal counsel will not have the right to plead guilty or agree to a plea-bargain in the Indemnitee’s name without the Indemnitee’s prior written consent. Neither the Company nor Indemnitee will unreasonably withhold or delay their consent to any proposed settlement.

Annex B-5

7.5.	Indemnitee shall fully cooperate with the Company and shall give the Company all information and access to documents, files and to his or her advisors and representatives as shall be within Indemnitee’s power, in every reasonable way as may be required by the Company with respect to any claim which is the subject matter of this Agreement and in the defense of other claims asserted against the Company (other than claims asserted by Indemnitee), provided that the Company shall cover all expenses, costs and fees incidental thereto such that the Indemnitee will not be required to pay or bear such expenses, costs and fees.

8.	EXCULPATION.

Subject to the provisions of the Companies Law, the Company hereby releases, in advance, the Office Holder from liability to the Company for any damage that arises from the breach of the Office Holder’s duty of care (within the meaning of such terms under Sections 252 and 253 of the Companies Law), other than breach of the duty of care towards the Company in a distribution (as such term is defined in the Companies Law).

9.	NON-EXCLUSIVITY.

The rights of the Indemnitee hereunder shall not be deemed exclusive of any other rights Indemnitee may have under the Articles of Association, applicable law or otherwise, and to the extent that during the Indemnification Period the indemnification rights of the then serving directors and officers are more favorable to such directors or officers than the indemnification rights provided under this Agreement to Indemnitee, Indemnitee shall be entitled to the full benefits of such more favorable indemnification rights to the extent permitted by law.

10.	PARTIAL INDEMNIFICATION.

If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties actually or reasonably incurred by Indemnitee in connection with any proceedings, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled under any provision of this Agreement. Subject to the provisions of Section 5 above, any amount received by Indemnitee (under any insurance policy or otherwise) shall not reduce the Limit Amount hereunder and shall not derogate from the Company’s obligation to indemnify the Indemnitee in accordance with the provisions of this Agreement up to the Limit Amount, as set forth in Section 1.2.

11.	BINDING EFFECT.

This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. In the event of a merger or consolidation of the Company or a transfer or disposition of all or substantially all of the business or assets of the Company, the Indemnitee shall be entitled to the same indemnification and insurance provisions as the most favorable indemnification and insurance provisions afforded to the then-serving Office Holders of the Company. In the event that in connection with such transaction the Company purchases a directors and officers’ “tail” or “run-off” policy for the benefit of its then serving Office Holders, then such policy shall cover Indemnitee and such coverage shall be deemed to be in satisfaction of the insurance requirements under this Agreement. This Agreement shall continue in effect during the Indemnification Period regardless of whether Indemnitee continues to serve in a Corporate Capacity.

Annex B-6

Any amendment to the Companies Law, the Israeli Securities Law, the Economic Competition Law or other applicable law adversely affecting the right of the Indemnitee to be indemnified, insured or released pursuant hereto shall be prospective in effect, and shall not affect the Company’s obligation or ability to indemnify or insure the Indemnitee for any act or omission occurring prior to such amendment, unless otherwise provided by applicable law.

12.	SEVERABILITY.

The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

13.	NOTICE.

All notices and other communications pursuant to this Agreement shall be in writing and shall be deemed provided if delivered personally, telecopied, sent by electronic facsimile, email, reputable overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses shown in the preamble to this Agreement, or to such other address as the party to whom notice is to be given may have furnished to the other party hereto in writing in accordance herewith. Any such notice or communication shall be deemed to have been delivered and received (i) in the case of personal delivery, on the date of such delivery, (ii) in the case of telecopier or an electronic facsimile or email, one business day after the date of transmission if confirmation of receipt is received, (iii) in the case of a reputable overnight courier, three business days after deposit with such reputable overnight courier service, and (iv) in the case of mailing, on the seventh business day following that on which the mail containing such communication is posted.

14.	GOVERNING LAW; JURISDICTION.

This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the conflicts of law provisions of those laws. The Company and Indemnitee each hereby irrevocably consent to the exclusive jurisdiction and venue of the courts of Tel Aviv, Israel for all purposes in connection with any action or proceeding which arises out of or relates to this Agreement.

15.	ENTIRE AGREEMENT.

This Agreement represents the entire agreement between the parties and supersedes any other agreements, contracts or understandings between the parties, whether written or oral, with respect to the subject matter of this Agreement.

16.	NO MODIFICATION AND NO WAIVER.

No supplement, modification or amendment, termination or cancellation of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver. Any waiver shall be in writing. The Company hereby undertakes not to amend its Articles of Association in a manner which will adversely affect the provisions of this Agreement.

17.	ASSIGNMENTS; NO THIRD PARTY RIGHTS

Neither party hereto may assign any of its rights or obligations hereunder except with the express prior written consent of the other party. Nothing herein shall be deemed to create or imply an obligation for the benefit of a third party. Without limitation of the foregoing, nothing herein shall be deemed to create any right of any insurer that provides directors and officers’ liability insurance, to claim, on behalf of Indemnitee, any rights hereunder.

Annex B-7

18.	INTERPRETATION; DEFINITIONS.

Unless the context shall otherwise require: words in the singular shall also include the plural, and vice versa; any pronoun shall include the corresponding masculine, feminine and neuter forms; the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”; the words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement in its entirety and not to any part hereof; all references herein to Sections or clauses shall be deemed references to Sections or clauses of this Agreement; any references to any agreement or other instrument or law, statute or regulation are to it as amended, supplemented or restated, from time to time (and, in the case of any law, to any successor provisions or re-enactment or modification thereof being in force at the time); any reference to “law” shall include any supranational, national, federal, state, local, or foreign statute or law and all rules and regulations promulgated thereunder; any reference to a “day” or a number of “days” (without any explicit reference otherwise, such as to business days) shall be interpreted as a reference to a calendar day or number of calendar days; reference to month or year means according to the Gregorian calendar; reference to a “company”, “corporate body” or “entity” shall include a, partnership, firm, company, corporation, limited liability company, association, joint venture, trust, unincorporated organization, estate, or a government municipality or any political, governmental, regulatory or similar agency or body, and reference to a “person” shall mean any of the foregoing or a natural person.

19.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument; it being understood that parties need not sign the same counterpart. The exchange of an executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement, as an original.

[SIGNATURE PAGE TO FOLLOW]

Annex B-8

IN WITNESS WHEREOF, the parties, each acting under due and proper authority, have executed this Indemnification Agreement as of the date first mentioned above, in one or more counterparts.

Steakholder Foods Ltd.

By:

Name and title:

Indemnitee:

Name:

Signature:

Address:

Annex B-9

EXHIBIT A*

CATEGORY OF INDEMNIFIABLE EVENT

1.	Matters, events, occurrences or circumstances in connection or associated with employment relationships with employees or consultants or any employee union or similar or comparable organization.

2.	Matters, events, occurrences or circumstances in connection or associated with business relations of any kind between the Company and its employees, independent contractors, customers, suppliers, partners, distributors, agents, resellers, representatives, licensors, licensees, service providers and other business associates.

3.	Negotiations, execution, delivery and performance of agreements of any kind or nature and any decisions or deliberations relating to actions or omissions relating to the foregoing; any acts, omissions or circumstances that do or may constitute or are alleged to constitute anti-competitive acts, acts of commercial wrongdoing, or failure to meet any standard of conduct which is or may be applicable to such acts, omissions or circumstances.

4.	Approval of and recommendation or information provided to shareholders with respect to any and all corporate actions, including the approval of the acts of the Company’s management, their guidance and their supervision, matters relating to the approval of transactions with Office Holders (including, without limitation, all compensation related matters) or shareholders, including controlling persons and claims and allegations of failure to exercise business judgment, reasonable level of proficiency, expertise, care or any other applicable standard, with respect to the foregoing or otherwise with respect to the Company’s business, strategy, operations and prospective outlook, and any discussions, deliberations, reviews or other preparatory or preliminary phases relating to any of the foregoing.

5.	Violation, infringement, misappropriation, dilution and other misuse of copyrights, patents, designs, trade secrets, confidential information, proprietary information and any intellectual property rights, acts in connection with the registration, assertion or protection of rights to intellectual property and the defense of claims related to intellectual property, breach of confidentiality obligations, acts in regard of invasion of privacy or any violation of privacy or privacy related right or regulation, including with respect to databases or handling, collection or use of private information, acts in connection with slander and defamation, and claims in connection with publishing or providing any information, including any filings with any governmental authorities, whether or not required under any applicable laws.

6.	Violations of or failure to comply with securities laws, and any regulations or other rules promulgated thereunder, of any jurisdiction, including without limitation, claims under the U.S. Securities Act of 1933 or the U.S. Exchange Act of 1934 or under the Israeli Securities Law, fraudulent disclosure claims, failure to comply with any securities authority or any stock exchange disclosure or other rules and any other claims relating to relationships with investors, debt holders, shareholders, optionholders, holders of any other equity or debt instrument of the Company, and otherwise with the investment community (including without limitation any such claims relating to a merger, acquisition, change in control transaction, issuance of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company); claims relating to or arising out of financing arrangements, any breach of financial covenants or other obligations towards investors, lenders or debt holders, class actions, violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including in connection with disclosure, offering or other transaction related documents; actions taken in connection with the issuance, purchase, holding or disposition of any type of securities of Company, including, without limitation, the grant of options, warrants or other rights to purchase any of the same or any offering of the Company’s securities (whether on behalf of the Company or on behalf of any holders of securities of the Company) to private investors, underwriters, resellers or to the public, and listing of such securities, or the offer by the Company to purchase securities from the public or from private investors or other holders, and any undertakings, representations, warranties and other obligations related to any of the foregoing or to the Company’s status as a public company or as an issuer of securities.

Annex B-10

7.	Liabilities arising in connection with any products or services developed, distributed, rendered, sold, provided, licensed or marketed by the Company or any Affiliate thereof, and any actions or omissions in connection with the distribution, provision, sale, marketing, license or use of such products or services, including without limitation in connection with professional liability and product liability claims or regulatory or reputational matters.

8.	The offering of securities by the Company (whether on behalf of itself or on behalf of any holder of securities and any other person) to the public and/or to offerees or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, offering documents, agreements, notices, reports, tenders and/or other processes.

9.	Events, facts or circumstances in connection with change in ownership or in the structure of the Company, its reorganization, dissolution, winding up, any other arrangements concerning creditors rights, merger, change in control, issuances of securities, restructuring, spin out, spin off, divestiture, recapitalization or any other transaction relating to the corporate structure or organization of the Company, and the approval of failure to approve of any corporate actions and any matters relating to corporate governance, capital structure, articles of association or other charter or governance documents, appointment or dismissal of office holders or compensation thereof and appointment or dismissal of auditors, internal auditor or any other person performing any services for the Company.

10.	Any claim or demand made in connection with any transaction not in the ordinary course of business of the Company, as well as the sale, lease, purchase or acquisition of, or the receipt or grant of any rights with respect to, any assets or business.

11.	Any claim or demand made by any third party suffering any personal injury and/or bodily injury or damage to business or personal property or any other type of damage through any act or omission attributed to the Company, or its employees, agents or other persons acting or allegedly acting on its behalf, including, without limitation, failure to make proper safety arrangements for the Company or its employees and liabilities arising from any accidental or continuous damage or harm to the Company’s employees, its contractors, its guests and visitors as a result of an accidental or continuous event, or employment conditions, permanent or temporary, in the Company’s offices.

12.	Any claim or demand made directly or indirectly in connection with complete or partial failure, by the Company or its directors, officers and employees, to pay, report, keep applicable records or otherwise, of any local or foreign federal, state, county, municipal or city taxes or other taxes or compulsory payments of any nature whatsoever, including, without limitation, income, sales, use, transfer, excise, value added, registration, severance, stamp, occupation, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll or employee withholding or other withholding, including any interest, penalty or addition thereto, whether disputed or not.

13.	Any administrative, regulatory, judicial or civil actions orders,decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental entity or other person alleging potential responsibility or liability (including potential responsibility or liability for costs of enforcement investigation, cleanup, governmental response, removal or remediation, for natural resources damages, property damage, personal injuries or penalties or for contribution, indemnification, cost recovery, compensation or injunctive relief) arising out of, based on or related to (a) the presence of, release, spill, emission, leaning, dumping, pouring, deposit, disposal, discharge, leaching or migration into the environment (each a “Release”) or threatened Release of, or exposure to, any hazardous, toxic, explosive or radioactive substances, wastes or other pollutants, including petroleum or petroleum distillates, asbestos or asbestos-containing material, polychlorinated biphenyls (“PCBs”) or PCB-containing materials or equipment, radon gas, infectious or medical wastes and all other substances or wastes of any nature regulated pursuant to any environmental law, at any location, whether or not owned, operated, leased or managed by the Company or any of its subsidiaries, or (b) circumstances forming the basis of any violation of any environmental law or environmental permit, license, registration or other authorization required under applicable environmental law.

Annex B-11

14.	Any administrative, regulatory or judicial actions, orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance or violation by any governmental or regulatory entity or authority or any other person alleging the failure to comply with any statute, law, ordinance, rule, regulation, order or decree of any governmental entity applicable to the Company or any of its businesses, assets or operations, or the terms and conditions of any operating certificate or licensing agreement.

15.	Participation and/or non-participation at Company Board meetings, expression of opinion or view and/or voting and/or abstention from voting at Company Board meetings, including, in each case, any committee thereof, as well as expression of opinion publicly in connection with the service as an Office Holder.

16.	Review and approval of the Company’s financial statements and any specific items or matters within, including any action, consent or approval related to or arising from the foregoing, including, without limitations, engagement of or execution of certificates for the benefit of third parties related to the financial statements.

17.	Violation of laws, rules or regulations requiring the Company to obtain regulatory and governmental licenses, permits and authorizations (including without limitation relating to export, import, encryption, antitrust or competition authorities) or laws related to any governmental grants in any jurisdiction.

18.	Resolutions and/or actions relating to investments in the Company and/or its subsidiaries and/or affiliated companies and/or investment in corporate or other entities and/or investments in other traded or non-traded securities and/or any other form of investment.

19.	Liabilities arising out of advertising, including misrepresentations regarding the Company’s products or services and unlawful distribution of emails.

20.	Management of the Company’s bank accounts, including money management, foreign currency deposits, securities, loans and credit facilities, credit cards, bank guarantees, letters of credit, consultation agreements concerning investments including with portfolio managers, hedging transactions, options, futures, and the like.

21.	All actions, consents and approvals, including any prior discussions, reviews and deliberations, relating to a distribution of dividends, in cash or otherwise, or to any other “distribution” as such term is defined under the Companies Law.

Annex B-12

22.	Any administrative, regulatory, judicial, civil or criminal, actions orders, decrees, suits, demands, demand letters, directives, claims, liens, investigations, proceedings or notices of noncompliance, violation or breaches alleging potential responsibility, liability, loss or damage (including potential responsibility or liability for costs of enforcement, investigation, cleanup, governmental response, removal or remediation, property damage or penalties, or for contribution, indemnification, cost recovery, compensation or injunctive relief), whether alleged or claimed by customers, consumers, regulators, shareholders or others, arising out of, based on or related to: (a) cyber security, cyber attacks, data loss or breaches, unauthorized access to information, data, or databases (including but not limited to any personally identifiable information or private health information) and use or disclosure of information contained therein, not preventing or detecting the breach or failing to otherwise disclose or respond to the breach; (b) circumstances forming the basis of any violation of any law, permit, license, registration or other authorization required under applicable law governing data security, data protection, network security, information systems, privacy or any cyber environment (including, users, networks, devices, software, processes, information systems, databases, information in storage or transit, applications, services, and systems that can be connected directly or indirectly to networks); (c) failure to implement a reporting system or control, or failure to monitor or oversee the operation of such a system; (d) data destruction, extortion, theft, hacking, and denial of service attacks; losses or liabilities to others caused by errors and omissions, failure to safeguard data or defamation; or (e) security-audit, post-incident public relations and investigative expenses, criminal reward funds, data breach/privacy crisis management (including, management of an incident, investigation, remediation, data subject notification, call management, credit checking for data subjects, legal costs, court attendance and regulatory fines), extortion liability (including, losses due to a threat of extortion, professional fees related to dealing with the extortion), or network security liability (including, losses as a result of denial of access, costs related to data on third-parties and costs related to the theft of data on third-party systems).

The Limit Amount for all Indemnifiable Persons during each relevant period referred to in Section 1.2 of the Indemnification Agreement for all events described in this Exhibit A (in Sections 1-22 (inclusive) above), shall be twenty-five percent (25%) of the Company’s total shareholders’ equity according to the Company’s most recent financial statements as of the time of the actual payment of indemnification (the “Limit Amount”), provided, however, that such Limit Amount shall not be lower than 20,000,000 USD.

*	Any reference in this Exhibit A to the Company shall include the Company and any entity in which the Indemnitee serves in a Corporate Capacity.

Annex B-13